EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)
(Unaudited)

For the Six Months Ended June 30, 2016
Earnings:
Income before income taxes	$869.0
Add: Dividends from equity method investments	4.9
Fixed charges	165.8
Total earnings	$1,039.7

Fixed charges:
Interest expense (a)	$104.6
Rent expense interest factor (b)	61.2
Total fixed charges	$165.8

Ratio of earnings to fixed charges	6.27x

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(a)	Interest expense includes interest on third-party indebtedness.

(b)	The rent expense interest factor reflects an appropriate portion (one-third) of rent expense representative of interest.